UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration No. 333-219614), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 12, 2020, Cellect Biotechnology Ltd. (the “Company”) entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders (the “Holders”) of certain warrants (the “2019 Warrants”) to purchase the Company’s American Depositary Shares (“ADSs”), pursuant to which the Holders agreed to exercise, in cash, their 2019 Warrants to purchase up to an aggregate of 534,160 ADSs having an exercise price equal $7.50 per ADS issued by the Company, at a reduced exercise price of $2.75 per ADS, for gross proceeds to the Company of approximately $1,500,00 million, prior to deducting placement agent fees and estimated offering expenses. Simultaneously with entry into the Exercise Agreements, the Company determined to lower the exercise price of all outstanding warrants issued in February 2019 with an original exercise price of $7.50 to $2.75 per share.

The Company intends to use the net proceeds from the offering for working capital as well as other general corporate purposes.

The ADSs issuable upon exercise of the 2019 Warrants and the Company’s ordinary shares underlying the ADSs are registered pursuant to a registration statement on Form F-1 (File No. 333-229083, which became effective by the SEC on February 7, 2019, and post-effective amendment thereto on Form F-3, which became effective on April 4, 2019). The Company negotiated the Exercise Agreements with each Holder individually before reaching a form of exercise agreement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the terms of the Exercise Agreements is subject to, and qualified in its entirety by reference to, the form of Warrant Exercise Agreement with the Holders, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

In connection with the Exercise Agreements, the Company agreed to pay to A.G.P./Alliance Global Partners a cash placement fee equal to 7% of the proceeds received from the aggregate number of exercised ADSs.

Exhibit No.	Description
10.1	Form of Warrant Exercise Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Executive Officer

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